UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10


GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


BACTROL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

OWL CAPITAL CORP.
(Former name of Registrant)

New York 	11-2665282
(State of Incorporation)	(IRS Employer ID No.)

C/O Associates Investment  Corporation, Inc.
1109 North 21st Avenue
Suite 120
Hollywood, Florida 33020
(Address of principal executive offices and Zip Code)



Securities to be registered pursuant to 12(b) of the Act:

Title of each class						Name of each exchange on
to be so registered						which each class to be
									registered

Common Stock - Par Value $.0001				None

Securities to be registered pursuant to 12(g) of the Act:

Title of each class						Name of each exchange on
to be so registered					 	which each class to be
									registered

Not applicable.							Not applicable.







Item 1.  Business

General:

Bactrol Technologies, Inc., (formerly Owl Capital Corp.), the "Registrant" or the "Company", is a New York corporation which became public when its registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission became effective on December 2, 1983 and closed on March 2, 1984 as Owl Capital, Corp. On May 16, 1988, Owl Capital Corp. changed its name to Bactrol Technologies, Inc. Owl Capital Corp., amended its Certificate of Incorporation to effect said change of name to Bactrol Technologies, Inc. on the same date.

The Company:

The company was engaged in the financial services business. In 1984, the company ceased doing business and had not engaged in any enterprises since that time. The company has not yet determined what form of business, if any, it will initiate after the completion of this Form 10.

The company ceased operations and has not functioned since approximately March, 1985. In 1988, the corporate name was formally changed to Bactrol Technologies, Inc., in anticipation of the acquisition of a private business operating under a similar name. Subsequently that acquisition contract was rescinded and the company remained as a non-functioning non-trading public shell corporation with no assets. (See Item 13 "Financial Statements".)

The company's executive offices are located at: in care of Associates Investment Corporation, Inc., 1109 North 21 Avenue, Suite 120, Hollywood, Florida 33020 telephone (954) 923-6002.

General Information about Industry Segments:

The company, Owl Capital, Inc., operated from 1983 to 1984 as a financial consulting company. As of the date of the filing of this Form 10 the company has not yet determined what form of business it will operate after the completion of this filing.

Narrative description of business:

The company has no business.

The registrant has no patents, trademarks, licenses, franchises nor concessions.

The company can not yet determine if the business it will engage in is seasonal or not, since they have yet to determine what type of business it will operate.

Since there has not been a determination of the type of business the company will operate, it can not be determined who the major competitors will be.

Presently the company employs no one. The number of persons to be employed in the future depends on what type of business the company will be engaged in.

ITEM 2:  FINANCIAL INFORMATION

Selected Financial Data:	  				1997		1998

Revenue								0		0

Expenses								$6385.		$4849

Income (loss) before provision for  (benefit from)
 income taxes and  extraordinary item			($6385)	($4849)

Provision for (benefit from income taxes)			0		0

Income (loss) before extraordinary item			0		0

Extraordinary item - tax benefit  resulting from
utilization of net  operating loss carry forwards	0		0

Net income (loss)							($6385)	($4849)

Weighted average number of common shares
  Outstanding                                 		0		0

Earnings per share:
	Income (loss) before extraordinary item		0		0

Net income (loss)							($6385)	($4849)

Total assets							$1500		$1500

Net working capital (deficiency)				($16391)	($21240)

Long term obligations  						0		0

Shareholders' equity						($16391)	($21240)

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations for the Period Ended: December 31, 1998 	None

Liquidity and Capital Resources for the Period Ended: 		None

Seasonally and Inflation:	Not Relevant


ITEM 3.  PROPERTY

The company neither owns nor rents any properties. The company is currently sharing space with Associates Investment Corp., which is the office space of Guy Galluccio, who is the President of Bactrol Technologies, Inc. This office space is fully equipped with a computer, fax machine copying machine, files and bookcase. The company has no written lease. The terms of the oral lease is on a month to month basis at no cost to the company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information as of the date of this Form 10 filing as to the beneficial ownership of shares of common stock of the company of each person who was the beneficial owner of five (5%) percent or more of the outstanding shares of the company.







Security ownership of certain beneficial owners:


Title		Name and Address			Amount and Nature
of Class   	of Beneficial Owner		of Beneficial Owner    Percent

Common	Francine Panich			 6,150,050			55%
Stock		1850 NE 143 Street
		North Miami, FL

Common	Marty Panich 			  300,000			2.54%
Stock		1850 NE 143 Street
		North Miami, FL

Francine Panich and Marty Panich are related to each other as husband and wife.


	The following table contains information as of the date of the Form 10 filing as to the beneficial ownership of shares of common stock of the company, as well as all persons as a group who are officers and directors of the company.

Security Ownership of Management:

Title of	Name and Address			Amount and Nature
Class		of Beneficial Owner		of Beneficial Owner    Percent

Common	Alan Finfer					0			0
Stock		1745 NW 73 Avenue
		Plantation, FL 33313

Common	Guy A. Galluccio, Sr.			0			0
Stock		1109 North Second Avenue
		Apartment 120
		Hollywood, FL 33020


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

	Brief biographies of the directors and officers of the company are set forth below.

	Each director holds office until the next annual stockholders' meeting or until his death, resignation, retirement, removal, designation, or until his successor has been elected and qualified. Vacancies in the existing board are filled by majority vote of the remaining directors.

	Officers of the company serve at the will of the Board of Directors. Presently the company has no employment contracts with its officers or directors.

Identification of directors:

Name 				Age			Position Held with Company
Guy A. Galluccio, Sr.	62			Director
Alan Finfer			64			Director

Identification of officers:

Name 				Age			Position Held with Company

Guy A. Galluccio, Sr.	62			President
Alan Finfer			64			Secretary/Treasurer

Biographies:

GUY A. GALLUCCIO, SR. -- President and Director

	In 1998, Mr. Galluccio became the President and a member of the Board of Directors of the company. His duties are the general administration of the company and carrying out the policies established by the Board of Directors. In addition since 1996 he has worked as a President and Director of Associates Investment Corporation and has conducted a business brokerage service for that company since its inception. From 1988 to 1996, Mr. Galluccio was the President and Director of Omni Financial Management, Inc. which was incorporated in 1988. Mr. Galluccio also conducted a business brokerage business for this entity. His duties with that company included the general management of the company.

	Education: Mr. Galluccio's formal education was terminated when he graduated from Manhattan Aviation School in 1954.

Alan Finfer -- Vice President and Director

	Mr. Finfer was elected Secretary, Treasurer and Director on May 15, 1998. He assists Mr. Galluccio in the administration of the company. From 1997 to the present, Mr. Finfer has been employed by Lois Inc. (Law Office Information Systems), which is located in Van Buren, Arkansas, as a Sales Representative in
Florida for this legal publisher.   Prior to that time, Mr. Finfar was a
sales representative for Lawyers Coop Publishing Company.

During his thirteen years in their employment Mr. Finfer was awarded the Presidents Club Award for reaching the highest interest over quota in his Region.

	Education: Mr. Finfer obtained his degree specializing in dentistry from New York City Community College in 1955.

ITEM 6.  EXECUTIVE COMPENSATION

None of the officers or directors have received any compensation for their services with the company to date nor will they receive any remuneration from the company for serving in these positions other than reimbursement for out-of-pocket expenses incurred on behalf of the company during the year ending December 31, 1999. . Out of pocket expenses is defined as the moneys expended on behalf of the company while engaged in the companies business such as travel expenses and items purchased for the company, etc. After that time, future salaries of the officers and directors will be set by the Board of Directors depending on the financial condition of the company. There are no arrangements or understandings pursuant to which they were or are to be selected as an officer or director of the company nor do any of the officers or directors serve as a nominee for another person.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No transactions have taken place during the last two years between the company and any of its officers, directors, any nominees for such offices or shareholders nor are there any proposed such transactions.

Sale of Investment Stock:

Not applicable there have been no such transactions.

ITEM 8.  LEGAL PROCEEDINGS

The company is not involved in any litigation nor does management know of any litigation involving the company which may be filed in the future.


ITEM 9. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The company's common stock is not currently trading, but may do so upon the filing of this Form 10. The company believes there will be a market for the common stock of the company on the over-the-counter market.

The market for the company's common stock will depend upon the ultimate value of the business may acquire. Should the business become profitably productive, management believes that a fair market price for the stock will develop. In the event the company's operations show a profit beyond the company's need for expansion capital it is the intention of management to declare quarterly cash dividends.

It should be noted that, since the company has not as yet started or required its business, the above is speculation on the part of management.

ITEM 10.  RECENT SALES OF UNREGISTERED STOCK

See Item 7.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The company has one class of stock authorized, i.e. 50,000,000 shares of common stock, par value $.0001.

Common Stock:

The authorized capital stock of the company consists of 50,000,0000 shares of common stock of $.0001 par value per share and it is the only authorized class of stock of the company. The holders of the common stock have no pre-emptive, conversion, or subscription rights. There are no sinking fund provisions. The shares of common stock are not repurchasable by the company or redeemable and are not subject to call. The said holders have equal right of participation in dividends (when, as and if declared by the Board of Directors) and in the event of liquidation, dissolution or winding up of the affairs of the company, are entitled to receive, according to the number of their respective shares, the assets, and funds of the company remaining after payment of its indebtedness. The common stock outstanding is validly issued, fully paid and non-assessable.

The voting rights of the common stock of the company are cumulative which means that each shareholder will have a number of votes equal to the number of shares he owns times the number of officers or directors to be chosen. The shareholder is allowed to concentrate the whole number of votes on one person or to distribute them as sees fit.

Owners of the shares being registered hereby should also be aware that the by-laws of the company provide that the shareholders of the majority of the outstanding shares may take any action required or permitted by the by-laws without prior notice and without a vote providing that they file a written consent setting forth the action so taken and that said majority have signed same.

No personal liability attaches to shareholders by reason of the ownership of such shares.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation, as amended, contains the following provisions with respect to indemnification of Directors and Officers:

"The Corporation shall indemnify any person made or threatened to be made, a party to any action, suit or proceeding by reason of the fact that he, his testator, or intestate, is or was a director or officer of the Corporation, or of any other corporation which he served as such at the request of the Corporation, against all judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with any appeal therein, to the fullest extent and in the manner set forth in and permitted by the Business Corporation Law of the State of New York and other applicable law, as from time to time in effect. Such indemnification shall not be deemed exclusive of any other rights to which such director or officer may be entitled apart from the foregoing provisions.

Sections 721 and 726 inclusive of the New York Business Corporation Law also contain provisions relating to the indemnification of officers and directors.

Insofar as indemnification by the company for liabilities arising under the securities Act of 1933 may be permitted to indemnify directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Financial Statements, Item 15, Page 10.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There are none.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Dates of Financial Statements:						Page

December 31, 1997 and 1998							10

Number 	  Exhibits

(3) 	Articles of Incorporation and By-Laws				17
(4) Instruments defining the rights of
	security holders, including indentures				34
(7)	Opinion of attorney, re: liquidation preference			35
(9)	Voting Trust Agreement							None
(10)	Material Contracts							None
(11)	Statement re:  computation of per share earning			None
(12)	Statements re:  computation of rations				None
(14)	Material foreign patents						None
(22)	Subsidiaries of the registrant					None
(28)	Additional Information 							None








SIGNATURES

	Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

						BACTROL TECHNOLOGIES


						By:__________/s/__________________
						   GUY GALLUCCIO, SR. President
Date: May 26, 1999